Exhibit 99.1

WiMi Hologram Cloud Inc. Reports Increased Revenue by 202.2% And Gross Profit by 189.8% in The First Half of 2021

BEIJING, September 22, 2021 – WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading holographic augmented reality (“AR”) comprehensive technical application solution provider in China, today announced its unaudited financial results for the six months ended June 30, 2021.

Financial Highlights for the Six Months Ended June 30, 2021

●	Total revenues were RMB 516.2 million (USD 79.9 million) for the six months ended June 30, 2021, representing an increase of 202.2% compared with the total revenues of RMB 170.8 million for the six months ended June 30, 2020.

●	Gross profit was RMB 153.1 million (USD 23.7 million) for the six months ended June 30, 2021, representing an increase of 189.8% compared with our gross profit of RMB 52.8 million for the six months ended June 30, 2020.

●	Gross margin was 29.6% for the six months ended June 30, 2021, compared with a gross margin of 30.9% for the six months ended June 30, 2020.

●	Income from operations was RMB 25.3 million (USD 3.9 million) for the six months ended June 30, 2021, representing an increase of 19.8% compared with income from operations of RMB 21.2 million for the six months ended June 30, 2020.

●	Net income was RMB 32.1 million (USD 5.0 million) for the six months ended June 30, 2021, representing an increase of 40.3% compared with net income of RMB 22.9 million for the six months ended June 30, 2020.

Shuo Shi, the Chief Executive and Operations Officer of the Company, commented, “We believe that the demand for holographic 3D vision in the semiconductor sector is growing rapidly, reflecting huge market potentials for the business. We started developing our semiconductor business since September 2020, and commenced resale of intelligent chips and provision of software solutions. Approximately 53.1% of our revenues for the six months ended June 30, 2021 were from our semiconductor business. Moreover, thanks to our accumulation of industry experience and driven by the development of holographic technology and the growth of market demand for holographic 3D vision solutions, our holographic augmented reality (“AR”) business has also experienced a rapid growth during the six months ended June 30, 2021, and the customer base of our holographic AR business has further increased to 298 for the six months ended June 30, 2021 from 175 for the six months ended June 30, 2020. As a result of the foregoing, WiMi’s operating revenues for the six months ended June 30, 2021 increased by approximately 202.2% compared with the same period in 2020. We are also pleased to have completed our third public offering of 11,173,335 units on March 24, 2021 at the public offering price of USD 7.50 per unit, with each unit consisting of one American depositary share (“ADS”) and four-tenths of a warrant to purchase one ADS at an exercise price of USD 8.60 per ADS, despite the volatile market. It is expected that WiMi will make full use of the emerging opportunities in the industry, further expand the application scenarios of holographic technology as well as further commercialize the applications of holographic AR technology. For the second half of 2021, with a stable economic environment, we are confident that WiMi can maintain a similar growth rate as that of the first half of 2021.”

Impact of COVID-19

The outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world since early 2020. Despite the on-going COVID-19 pandemic and due to the effective control of the pandemic in China, we have resumed normal business operations since the second half of 2020. For the six months ended June 30, 2021, our operations in China have not been materially and adversely impacted by the pandemic. During the same period, we have not encountered significant difficulties with respect to our collection of receivables, or experienced any material disruptions to our business operations. In the second quarter of 2021, COVID-19 resurgence with various variants, such as the delta variant, has affected Southeast Asia, where some vendors for our semiconductor business were located. This has impacted our supply of semiconductor products and our revenue from resale of semiconductor products.

Any potential impact on our results of operations will depend on, to a large extent, future development of the COVID-19 pandemic, as well as measures taken by government authorities to contain COVID-19 or treat its impact, which are beyond our control.

Recent Development

Reorganization of our subsidiaries and variable interest entities (VIEs)

In January 2021, our VIE Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) transferred its 100% equity interests of Weidong Technology Co., Ltd. (“Weidong”) and Weidong’s subsidiaries to Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”). Shenzhen Yitian also transferred its 100% equity interests of Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”) to Weidong in January 2021, and its 100% equity interests of Korgas 233 Technology Co., Ltd. (“Korgas 233”) and 100% equity interests of Wuhan 233 Interactive Entertainment Technology Co. (“Wuhan 233”) to YY Online. As a result, Wuhan 233 and Korgas 233 became wholly owned subsidiaries of YY Online, YY Online became a wholly owned subsidiary of Weidong, and Weidong became a wholly owned subsidiary of Shenzhen Weiyixin.

Recent acquisitions and establishment of subsidiaries to support development of our semiconductor business.

On January 18, 2021, our 51% owned subsidiary Shenzhen ICinit Technology Co., Ltd. (“Shenzhen ICinit”) purchased 100% equity interests of Shenzhen Yichong Micro-Electronic Technology Co., Ltd. (“Shenzhen Yichong”), together with Shenzhen Yichong’s 80% owned subsidiary, Shenzhen Sainengwei Electronic Co., Ltd., a provider of electronic components and semiconductor chips, at a nominal consideration.

On March 1, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Shengtang Micro-Electronic Technology Co. Ltd., a provider of electronic components and semiconductor solutions, at a nominal consideration.

In May 28, 2021, Shenzhen ICinit purchased 100% equity interests of Tianjin Yaodi Tomorrow Technology Co., Ltd. at a nominal consideration. Tianjin Yaodi Tomorrow Technology Co., Ltd. is a professional software technology service provider, focusing on the development and provision of innovative and cost-effective semiconductor software solutions for customers.

On March 4, 2021, our holding company WiMi Hologram Cloud Inc. established a wholly owned subsidiary, namely, Tianjin Zhongzhengdaohe Investment Co., Ltd. (“Tianjin Zhongzhengdaohe”), which is deemed as a wholly foreign owned enterprise, with a register capital of USD 30 million (RMB 195.7 million) for the Company’s future investment purpose. Tianjin Zhongzhengdaohe established a wholly owned subsidiary Shenzhen Hedaozhongshu Technology Co., Ltd (“Shenzhen Hedaozhongshu”) on May 21, 2021. In addition, Shenzhen Hedoazhongshu established a wholly owned subsidiary Kashi Daohezhongzheng Internet Technology Co. Ltd in on May 26, 2021 to support Tianjin Zhongzhengdaohe’s business operations.

On April 15, 2021, our wholly owned subsidiary WiMi Hologram Cloud Limited established a 55% owned subsidiary, Viru Technology Limited, a Hong Kong limited company focusing on semiconductor-related business.

On April 15, 2021, our 73% owned subsidiary VIYI Technology Ltd. established a 55% owned subsidiary Viwo Technology Limited (“Viwo”), a Hong Kong limited company focusing on the provision of intelligent chips design and solution services. On July 19, 2021, Viwo established a wholly owned subsidiary, Shengzhen Weiwotong Technology Company, to support Viwo’s business operations.

On May 6, 2021, a subsidiary, Wisdom Lab Inc., was established, of which VIYI owned 73% equity interests. Wisdom Lab Inc. is a Cayman Islands company focusing on the provision of software solutions for computer chips.

Establishment of subsidiaries to support development of our holographic AR business

On June 9, 2021, our VIE Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”) established a wholly owned subsidiary Shenzhen Shiyunyanxi Technology Co. Ltd. to support Shenzhen Yidian’s business operations.

On July 1, 2021, Weidong acquired 99% equity interests of Shanghai Guoyu Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% equity interests of Shanghai Guoyu was acquired by YY Online in August 2021. The aggregate purchase price is RMB 20,000,000. On July 14, 2021, Weidong transferred its 100% equity interests of Korgas 233 and Korgas Weidong Technology Co., Ltd. To Shanghai Guoyu. On July 23, 2021, Shanghai Guoyu established a wholly owned subsidiary, Kashi Guoyu Technologies Co., Ltd. (“Kashi Guoyu”). Shanghai Guoyu is an online marketing service provider which has extensive experience in data analysis and applications.

On August 13, 2021, our VIE Shenzhen Duodian Cloud Technology Co., Ltd. (“Duodian”) established a wholly owned subsidiary, Dongguan Xinhongsheng Technology Co., Ltd., to support Duodian’s holographic AR business.

Public offering on March 24, 2021

On March 24, 2021, the Company completed its third public offering of 11,173,335 units at the public offering price of USD 7.50 per unit, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of USD 8.60 per ADS. Each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.0001 per share. The offering resulted in net proceeds to the Company of approximately USD 77.8 million (RMB 507.9 million) after deducting underwriting commission and other expenses of approximately USD 6.0 million (RMB 38.9 million).

Merger with Venus Acquisition Corporation

WiMi and our 73.0% owned subsidiary, VIYI Algorithm Inc. (“VIYI”), entered into definitive merger agreement dated June 10, 2021 with Venus Acquisition Corporation (Nasdaq: VENA) (“Venus”), a publicly traded special purpose acquisition company. A newly created merger subsidiary of Venus will be merged with and into VIYI, with VIYI being the surviving entity and becoming Venus’s wholly owned subsidiary. Upon closing of the transaction, Venus will change its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company. The merger is structured as a stock for stock transaction and is intended to qualify as a tax-free reorganization. The terms of the merger provide for a valuation of VIYI and its subsidiaries and businesses of US $400,000,000 with shareholders of VIYI will receive approximately 85.84% of the post-closing ordinary shares issued and outstanding assuming that none of the current shareholders of Venus elect to redeem the ordinary shares. The boards of directors for both Venus and VIYI have approved the proposed merger, which is expected to be completed by the end of third quarter of 2021, subject to, among other things, the approval by Venus’ shareholders of the merger and other customary closing conditions, such as the U.S. Securities and Exchange Commission completing its review of the registration/proxy statement and Nasdaq’s approval for listing shortly.

Results of Operations – Six months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2020 and 2021, respectively, is summarized below:

	For the Six Months Ended June 30,
	2020	2021	2021	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Holographic AR advertising	155,824,088	235,069,726	36,387,939	50.9
Holographic AR entertainment	15,011,811	7,154,361	1,107,469	(52.0)
Semiconductor business	-	274,021,079	42,417,466	100.0
Total/Overall	170,835,899	516,245,166	79,912,874	202.2

Our total revenues increased by RMB 345.4 million, or 202.2%, from RMB 170.8 million for the six months ended June 30, 2020 to RMB 516.2 million (USD 79.9 million) for the six months ended June 30, 2021, primarily attributable to (i) an increase of RMB 79.2 million (USD 12.3 million) in revenue from our holographic AR advertising business, and (ii) an increase of RMB 274.0 million (USD 42.4 million) in our revenue from semiconductor business. Increases in our revenues were partially offset by a decrease of RMB 7.8 million (USD 1.2 million) in our revenue from holographic AR entertainment business.

Revenue from our holographic AR advertising business increased by RMB 79.2 million, or 50.9%, from RMB 155.8 million for the six months ended June 30, 2020 to RMB 235.1 million (USD 36.4 million) for six months ended June 30, 2021. The increase was primarily attributable to the overall increase in market demand of online advertising which led to an increase in the number of advertisers who became our customers. Number of holographic AR advertising customers serviced increased by 123 from 175 for the six months ended June 30, 2020 to 298 for the six months ended June 30, 2021. Average revenue per customer of our holographic AR advertising services, calculated as the result of revenues from our holographic AR advertising business for a given period divided by the number of holographic AR advertising customers serviced during the same period, decreased from approximately RMB 0.9 million for the six months ended June 30, 2020 to approximately RMB 0.8 million for the six months ended June 30, 2021. Our average revenue per customer decreased primarily because we priced our holographic AR advertising services for short-form videos at lower fee rates to maintain our competitive advantages in a highly competitive market.

Revenue from our holographic AR entertainment business decreased by RMB 7.8 million, or 52.0%, from RMB 15.0 million for the six months ended June 30, 2020 to RMB 7.2 million (USD 1.2 million) for the six months ended June 30, 2021. Such a decrease was primarily attributable to the decrease in revenue from our mixed reality (MR) software development and mobile games services in the six months ended June 30, 2021, which in turn was primarily due to (i) further intensified competition in the mobile gaming market, and (ii) the ongoing COVID-19 pandemic, as a result of which fewer mobile games were developed on our platform during the six months ended June 30, 2021. We expect our revenue from holographic AR entertainment business to remain at a similar level for the second half of 2021. On August 30, 2021, the National Press and Publication Administration of the PRC issued a notice (the “Notice”), requiring that, among other things, companies that engage in the online games business may only offer people under the age of 18 access to online games from 8 pm to 9 pm on Fridays, weekends and official holidays, with no access permitted at other times. The Notice became effective on September 1, 2021. Our management expect that enforcement of the Notice may adversely affect our mobile game service business, which only contributed approximately 1.4% of our total revenues for the six months ended June 30, 2021.

We began to generate revenues from our semiconductor business in September 2020. Revenue from our semiconductor business amounted to RMB 274.0 million (USD 42.4 million) for the six months ended June 30, 2021, including (i) revenues from the sales of semiconductor products and related accessories, and (ii) revenues from software development catering to our customers’ specific demands. We expect that our semiconductor business will experience a continuous growth in revenue, driving by an increasing demand for holographic 3D vision-related semiconductor application solutions. We plan to combine holographic 3D vision application scenarios with our existing semiconductor solutions to meet the market demand. We also plan to promote the adoption of holographic 3D vision technology in the semiconductor industry.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2020 and 2021, respectively, is summarized below:

	For the Six Months Ended June 30,
	2020	2021	2021	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues
Holographic AR advertising	114,801,846	123,645,171	19,139,823	7.7
Holographic AR entertainment	3,227,223	477,451	73,908	(85.2)
Semiconductor business	-	239,069,750	37,007,128	100.0
Total/Overall	118,029,069	363,192,372	56,220,859	207.7

Our total cost of revenues increased by RMB 244.7 million, or 207.3%, from RMB 118.0 million for the six months ended June 30, 2020 to RMB 362.7 million (USD 56.1 million) for the six months ended June 30, 2021.

Our cost of revenues for holographic AR advertising business increased by RMB 8.8 million, or 7.7%, from RMB 114.8 million for the six months ended June 30, 2020 to RMB 123.6 million (USD 19.1 million) for the six months ended June 30, 2021. Such an increase was generally in line with the increase in our revenue from holographic AR advertising business, as we improved our technologies to allow more advertisements to be placed without generating more internet traffic, thus reducing our channel costs and improving our cost-efficiency. As a result of the foregoing, among other things, gross margin for our holographic AR advertising business increased significantly from 26.3% for the six months ended June 30, 2020 to 47.4% for the six months ended June 30, 2021. See “—Gross Profit.”

Our cost of revenues for holographic AR entertainment business decreased by RMB 2.7 million from RMB 3.2 million for the six months ended June 30, 2020 to RMB 0.5 million for the six months ended June 30, 2021. This was primarily due to the decrease in our MR software development cost. Cost of revenues for our holographic AR entertainment business primarily consists of cost incurred to maintain our gaming platform, while our revenue from mobile game services was presented on a net basis.

Our cost of revenues for semiconductor business was RMB 239.1 million (USD 37.0 million) for the six months ended June 30, 2021. We commenced our semiconductor business in September 2020 and did not recognize any cost of revenues for this segment during the first half of 2020. Cost of revenues for our semiconductor business includes costs of products sold and third-party software development costs. We expect that the cost of revenues of semiconductor business will grow in the second half of 2021, which is generally in line with our expectation that revenue from our semiconductor business will grow during the same period.

Gross Profit

	For the Six Months Ended June 30,
	2020	2021	2021	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
AR advertising
Gross profit	41,022,242	111,424,555	17,248,116	70,402,313
Gross margin (%)	26.3	47.4	47.4	171.6
AR entertainment
Gross profit	11,784,588	6,676,910	1,033,561	(5,107,678)
Gross margin (%)	78.5%	93.3	93.3	(43.3)
Semiconductor business
Gross profit	-	34,951,329	5,410,339	34,951,329
Gross margin (%)	-	12.8	12.8	100.0
Total/Overall
Gross profit	52,806,830	153,052,794	23,692,016	100,245,964
Gross margin (%)	30.9	29.6	29.6	189.8

Our gross profit increased by RMB 100.2 million from RMB 52.8 million for the six months ended June 30, 2020 to RMB 153.1 million (USD 23.7 million) during the six months ended June 30, 2021. For the six months ended June 30, 2020 and 2021, our overall gross margin was 30.9% and 29.6%, respectively.

Our gross margin for holographic AR advertising business increased from 26.3% for the six months ended June 30, 2020 to 47.4% for six months ended June 30, 2021. Such an increase was primarily attributable to our technological improvements during the same period which resulted in an improvement of our cost-efficiency. See “—Cost of Revenues.”

Our gross margin for holographic AR entertainment business increased from 78.5% for the six months ended June 30, 2020 to 93.3% for the six months ended June 30, 2021. This was primarily because we only recognized revenue from mobile game services, among our other holographic AR entertainment service offerings, for the six months ended June 30, 2021. As revenue from mobile game services was presented on a net basis due to the nature of the business, our cost of revenues and gross margin for holographic AR entertainment business was RMB 0.5 million and 93.3%, respectively, for the six months ended June 30, 2021. See “—Cost of Revenues.”

Our gross margin for semiconductor business was 12.8% for the six months ended June 30, 2021, due to the relatively high cost incurred to purchase central processing units (“CPUs”). We expect that our gross margin for semiconductor business will remain at similar level due to purchases of CPUs during the second half of 2021.

Operating Expenses

For the six months ended June 30, 2021, we incurred RMB 129.2 million (USD 20.0 million) in operating expenses, representing an increase of RMB 97.5 million, or 308.2%, from operating expenses of RMB 31.7 million for the six months ended June 30, 2020. The increase in operating expenses for the six months ended June 30, 2021 was primarily attributable to (i) operating expenses incurred in relation to the organic growth of our business, (ii) expansion of our semiconductor business and (iii) significant increases in research and development expenses.

Selling expenses increased by RMB 3.2 million, or 234.1%, from RMB 1.4 million for the six months ended June 30, 2020 to RMB 4.6 million (USD 0.7 million) for the six months ended June 30, 2021. The increase was primarily due to an increase in payroll expenses for our sales team, which in turn was primarily attributable to our new hires of sales staff to serve the growing demand of our services and products and to meet the demands of our newly-established and acquired subsidiaries during the six months ended June 30, 2021. Our selling expenses accounted for 0.8% and 0.9% of our total revenues for the six months ended June 30, 2020 and 2021, respectively.

General and administrative expenses increased by RMB 16.0 million, or 106.3%, from RMB 15.0 million for the six months ended June 30, 2020 to RMB 31.0 million (USD 4.8 million) for the six months ended June 30, 2021. The increase primarily reflected (i) an increase in payroll expenses for our general and administrative team, related office operation expenses, and other expenses, which in turn was primarily due to an increase of our number of subsidiaries for the six months ended June 30, 2021, and (ii) an increase in professional fees, including audit fees, legal fees and other professional fees. Approximately 80.8% of the increase in our general and administrative expenses was due to expansion of our semiconductor business during the six months ended June 30, 2021.

Research and development expenses increased by RMB 70.9 million, or 463.6%, from RMB 15.3 million for the six months ended June 30, 2020 to RMB 86.1 million (USD 13.3 million) for the six months ended June 30, 2021. The increase was mainly due to (i) an increase in technical service expenses of RMB 69.5 million, as we continued to focus on developing our technological capabilities in order to maintain our competitive advantages in the holographic AR industry, and (ii) an increase in payroll expenses of RMB 2.0 million incurred in relation to our new hires of IT engineers, as we needed more IT engineers for the research and development of advanced holographic AR and related projects.

Stock compensation expenses increased by approximately RMB 6.1 million, or 100.0%, from nil for the six months ended June 30, 2020 to RMB 6.1 million (USD 0.9 million) for six month ended June 30, 2021. Stock compensation expenses increased significantly during the six months ended June 30, 2021 as we granted stock-based awards to attract, retain and motivate high caliber employees, consultants and directors, who we deemed as essential to our success.

Other income (expenses), net

Our net other income was approximately RMB 2.7 million for the six months ended June 30, 2020 compared to net other income of approximately RMB 5.9 million (USD 0.9 million) for the six months ended June 30, 2021.

The increase in our net other income primarily reflected (i) an increase in our investment income from RMB 2.9 million for the six months ended June 30, 2020 to RMB 4.5 million (USD 0.7 million) for same period in 2021, which was primarily attributable to the better performance of our investment in US equity market during the first half of 2021; and (ii) an increase in our interest income from RMB 0.2 million for the six months ended June 30, 2020 to approximately RMB 2.4 million (USD 0.4 million) for the six months ended June 30, 2021, which was primarily attributable to an increase in our time deposits during the same period. Such increases were partially offset by an increase in our net finance expenses which primarily consist of interest expenses. Increase in our total interest expenses for the six months ended June 30, 2021 primarily consisted an increase in interest expenses of RMB1.6 million incurred in relation to loans from Shanghai Junei Internet Co. from RMB 1.3 million for the six months ended June 30, 2020 to RMB 2.9 million for same period in 2021.

(Provision for) benefit of income taxes

Our benefit of income taxes amounted to RMB 0.9 million (USD 0.1 million) for the six months ended June 30, 2021. Our provision for income taxes amounted to RMB 1.0 million for the six months ended June 30, 2020. Our income tax rate is low primarily because certain of our subsidiaries received various tax exemptions and favorable income tax treatment by PRC tax authorities.

Our benefit of deferred income tax increased by RMB 1.6 million from RMB 0.1 million for the six months ended June 30, 2020 to RMB 1.7 million (USD 0.3 million) for the six months ended June 30, 2021, as we incurred more amortization expenses due to the reversal of deferred tax liability from amortization of intangibles for the six months ended June 30, 2021.

Our current provision for income tax decreased by RMB 0.3 million from RMB 1.1 million for the six months ended June 30, 2020 to RMB 0.8 million (USD 0.1 million) for the six months ended June 30, 2021, primarily because our taxable income decreased. Our income tax rate was low, primarily because certain of our subsidiaries were entitled to various tax exemptions and reduced income tax rate granted by PRC tax authorities. In addition, we were entitled to an additional deduction from pre-tax income which equals 75% of our eligible R&D expenses.

Net income

As a result of the combination of factors discussed above, our net income increased from RMB 22.9 million for the six months ended June 30, 2020 to RMB 32.1 million (USD 5.0 million) for the six months ended June 30, 2021.

Net income attributable to WiMi Hologram Cloud Inc.

After deducting non-controlling interests of RMB 25.0 million (USD 3.9 million), net income attributable to our holding company WiMi Hologram Cloud Inc. decreased from RMB 22.9 million for the six months ended June 30, 2020 to RMB 7.1 million (USD 1.1 million) for the six months ended June 30, 2021.

Basic and diluted earnings per share

Basic earnings per share were RMB 0.04 (USD 0.01) for the six months ended June 30, 2021, compared to RMB 0.21 in the same period of 2020. Diluted earnings per share were RMB 0.04 (USD 0.01) for the six months ended June 30, 2021, compared to RMB 0.20 for the same period of 2020.

Cash and cash equivalents, short-term investments

As of June 30, 2021, we had cash and cash equivalents as well as short-term investments in an aggregate amount of RMB 800.5 million (USD 124.0 million), compared to RMB 387.9 million as of December 31, 2020.

Investment in real properties

For the six months ended June 30, 2021, the company entered into purchase agreements to purchase real properties in Guangdong province in China for approximately RMB 142.5million (USD22.1 million) for investment purposes. The total area is about 5,992 square meters. As of June 30, 2021, the Company has made full payments and the transactions are expected to close from 2023 to 2024.

Unaudited Interim Consolidated Statements of Income and Comprehensive Income

	For the Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	170,835,899	516,245,166	79,912,875
Cost of revenues	(118,029,069)	(363,192,372)	(56,220,859)
Gross profit	52,806,830	153,052,794	23,692,016
Selling expenses	(1,366,226)	(4,564,276)	(706,533)
General and administrative expenses	(15,005,708)	(30,957,256)	(4,792,071)
Research and development expenses	(15,283,549)	(86,142,412)	(13,334,534)
Stock compensation expense	-	(6,055,258)	(937,332)
Income from operations	21,151,347	25,333,592	3,921,546
Other income, net	2,729,160	5,871,858	908,942
Income before provision for income taxes	23,880,507	31,205,450	4,830,488
(Provision for) benefit of income taxes	(981,657)	914,003	141,484
Net income	22,898,850	32,119,453	4,971,972
Less: Net income attributable to non-controlling interests	-	25,033,552	3,875,103
Net income attributable to WiMi Hologram Cloud Inc.	22,898,850	7,085,901	1,096,869

Net income	22,898,850	32,119,453	4,971,972
Other comprehensive income (loss)	1,564,191	(10,340,566)	(1,600,682)
COMPREHENSIVE INCOME	24,463,041	21,778,887	3,371,290
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	109,173,741	161,892,233	161,892,233
Diluted	113,503,095	161,893,980	161,893,980
EARNINGS PER SHARE
Basic	0.21	0.04	0.01
Diluted	0.20	0.04	0.01

Unaudited Interim Consolidated Balance Sheet Data

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Current assets	616,425,842	1,122,662,052	173,784,005
Other assets	555,995,843	713,724,402	110,481,943
Total assets	1,172,421,685	1,836,386,454	284,265,948
Total liabilities	(163,369,762)	(205,028,180)	(31,737,616)
Total shareholders’ equity	1,009,051,923	1,631,358,274	252,528,332

About WiMi Hologram Cloud Inc.

WiMi Hologram Cloud, Inc. (Nasdaq: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic AR SDK payment, interactive holographic communication, and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

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pr@wimiar.com